UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2017

Commission File Number:  001-36185

Dynagas LNG Partners LP
(Translation of registrant's name into English)

23, Rue Basse 98000 Monaco
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

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INFORMATION CONTAINED IN THIS FORM 6-K REPORT

   Attached as Exhibit 99.1 to this Report on Form 6-K is a copy of the press release of Dynagas LNG Partners LP (the “Partnership”) dated December 5, 2017: DYNAGAS LNG PARTNERS LP REPORTS RESULTS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2017.

   This Report on Form 6-K, except for the section entitled “CEO Commentary” contained in the press release in Exhibit 99.1 hereto, is hereby incorporated by reference into the Partnership’s registration statement on Form F-3 (File No. 333-200659) that was filed with the U.S. Securities and Exchange Commission with an effective date of January 15, 2015.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 5, 2017

DYNAGAS LNG PARTNERS LP

By:	/s/ Tony Lauritzen
Name:	Tony Lauritzen
Title:	Chief Executive Officer

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DYNAGAS LNG PARTNERS LP REPORTS RESULTS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2017

MONACO – December 5, 2017 - Dynagas LNG Partners LP (NYSE: DLNG) (“Dynagas Partners” or the “Partnership”), an owner and operator of liquefied natural gas (“LNG”) carriers, today announced its results for the three and nine months ended September 30, 2017.

Highlights:

•

Operating income of $15.9 million, net income of $4.0 million and earnings per common unit(1) of $0.06 for the three months ended September 30, 2017; Included in the third quarter 2017 results are $1.1 million of scheduled class survey and dry dock costs for one of the three steam turbine vessels in the Partnership’s fleet.

•

Adjusted Net Income (2) of $7.0

 million, Adjusted Earnings per common unit (1) (2) of $0.15 and Adjusted EBITDA(2) of $26.4 million for the three months ended September 30, 2017;

•

Distributable Cash Flow (2) of $11.3 million during the three months ended September 30, 2017;

•

$70.5 million of cash and $100.5 million of available liquidity as of September 30, 2017;

•

Quarterly cash distribution of $0.4225 per common unit and $0.5625 per preferred unit.

•

Contracted revenue backlog of approximately $1.46 billion, with fleet-wide average remaining contract duration of 10 years.

(1) Earnings per common unit and Adjusted Earnings per common unit presentation excludes the Series A Preferred Units interest on the Partnership’s net income for the periods presented.

(2) Distributable Cash Flow, Adjusted EBITDA, Adjusted Net Income and Adjusted Earnings per common unit are not recognized measures under U.S. GAAP. Please refer to the definitions and reconciliation of these measures to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP in Appendix B.

Recent Developments:

Quarterly Common Unit Cash Distribution: On October 4, 2017, the Partnership announced a quarterly cash distribution of $0.4225 per common unit in respect of the third quarter of 2017. This cash distribution was paid on October 19, 2017 to all common unitholders of record as of October 12, 2017.

Series A Preferred Units Cash Distribution: On October 24, 2017, the Partnership also announced a cash distribution of $0.5625 per unit of its Series A Preferred Units (NYSE: DLNG PR A) for the period from August 12, 2017 to November 11, 2017, which was paid on November, 13 2017 to all unitholders of record as of November 5, 2017.

CEO Commentary:

Tony Lauritzen, Chief Executive Officer of the Partnership, commented:

“We are pleased to report our earnings for the financial quarter ended September 30, 2017, which were within our expectations. We have previously communicated that this quarter would be partly affected by the scheduled class survey and related dry docking on one of the six vessels in our fleet, the Amur River, which would result in cost items and would also qualify as off-hire under the relevant contracts.

“Our reported earnings for the third quarter of 2017 were, as expected, below those of the third quarter of 2016 and were impacted by the following: (i) the class surveys and related dry dockings of the Amur River, as described above, (ii) the temporary employment of the Clean Energy on the spot market until July 2018, when she will commence an approximate 8-year time charter with Gazprom, and (iii) the longer term nature of our contracts following our decision to reduce the charter hire rate on two vessels, the Yenisei River and the Lena River, with effect from November 2016, in exchange for securing a long-term charter on the Clean Energy with an approximate eight year term. These transactions contributed substantially to our contracted backlog which at the time increased from approximately $1.5 billion to $1.6 billion, thereby enhancing significantly our revenue visibility.

“On October 19, 2017, we paid quarterly cash distribution of $0.4225 per common unit with respect to the third quarter of 2017. Since our initial public offering in November 2013, we have paid total cash distributions of $6.36 per common unit. In addition, on November 13, 2017, we paid a cash distribution of $0.5625 per unit on our Series A Preferred Units for the period from August 12, 2017 to November 11, 2017.

“Part of our strategy has been to enter into longer term charters for the employment of the vessels in our fleet. In general, based on the conditions of the charter market, long-term charters may be priced at day rates above or below shorter term charters. With our fleet 92% contracted through 2017 and 75% contracted through each of 2018 and 2019, and with an estimated fleet-wide average remaining contract duration of 10 years, we believe we have significant cash flow visibility. We expect to increase contract coverage going forward on the back of an improving LNG Shipping market.

“Our revenues are derived from the employment of our vessels on fixed multi-year charter contracts. The revenues we earn under those charter contracts are earned on a fixed day rate basis and not linked in any way to commodity price fluctuations.

“Our intent is to seek additional contract coverage, particularly in 2018, manage our operating expenses and continue the safe operation of our fleet.

“We look forward to working towards meeting our goals, which we believe will continue to benefit our unitholders.”

Financial Results Overview:

	Three Months Ended		Nine Months Ended
(U.S. dollars in thousands, except per unit data)	September 30, 2017 (unaudited)	September 30, 2016 (unaudited)	September 30, 2017 (unaudited)	September 30, 2016 (unaudited)
Voyage revenues	$33,471	$43,087	$104,538	$128,466
Net Income	$3,983	$17,278	$11,714	$51,379
Adjusted Net Income (1)	$7,047	$19,091	$26,172	$56,777
Operating income	$15,893	$26,049	$46,520	$77,776
Adjusted EBITDA(1)	$26,434	$35,436	$80,626	$105,638
Earnings per common unit	$0.06	$0.44	$0.16	$1.30
Adjusted Earnings per common unit (1)	$0.15	$0.49	$0.57	$1.45
Distributable Cash Flow (1)	$11,295	$22,999	$38,129	$68,320

(1) Adjusted Net Income, Adjusted EBITDA, Adjusted Earnings per common unit and Distributable Cash Flow are not recognized measures under U.S. GAAP. Please refer to the definitions and reconciliation of these measures to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP in Appendix B.

Three Months Ended September 30, 2017 and 2016 Financial Results

Net income for the three months ended September 30, 2017 was $4.0 million as compared to net income of $17.3 million in the corresponding period of 2016. The decrease, as further discussed below, was mainly attributable to (i) the decrease in period operating revenues, (ii) the increased interest costs for servicing the Term Loan B (defined below), and (iii) the scheduled expenditures of technical nature for the Amur River that underwent its special survey and dry-dock repairs in the third quarter of 2017.

Adjusted Net Income for the three months ended September 30, 2017 was $7.0 million as compared to Adjusted Net Income of $19.1 million in the corresponding period of 2016. The decrease in Adjusted Net Income, which eliminates the effect of non-cash and non-recurring items, discussed above and further presented in Appendix B, was mainly due the lower utilization and the lower revenues earned on certain of the Partnership’s LNG carriers and higher financing costs, as discussed in further detail below.

Adjusted EBITDA for the three months ended September 30, 2017 decreased by 25.4% across the quarters (third quarter 2017 Adjusted EBITDA of $26.4 million, compared to third quarter 2016 Adjusted EBITDA of $35.4 million) and was due to the factors outlined above.

The Partnership's Distributable Cash Flow for the three-month period ended September 30, 2017 was $11.3 million, compared to $23.0 million in the corresponding period of 2016, which represents a decrease of $11.7 million or 50.9%.

For the three-month period ended September 30, 2017, the Partnership reported earnings per common unit and Adjusted Earnings per common unit, basic and diluted of $0.06 and $0.15, respectively, after taking into account the Series A Preferred Units interest on the Partnership’s net income. Earnings per common unit and Adjusted Earnings per common unit, basic and diluted are calculated on the basis of a weighted number of 35,490,000 units outstanding during the period, in the case of Adjusted Earnings per common unit after reflecting the impact of the non-cash items presented in Appendix B.

Please refer to the definitions and reconciliation of these measures to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP in Appendix B hereto.

Voyage revenues were $33.5 million for the three-month period ended September 30, 2017, compared to $43.1 million for the same period of 2016, which represents a decrease of $9.6 million, or 22.3%. This decrease was primarily due to (i) lower utilization and lower charter rate earned for the Clean  Energy while trading in the spot market during the third quarter of 2017 in comparison to the corresponding quarter of 2016, (ii) the charter hire reductions on the Yenisei River and the Lena River, with effect from November 2016, and (iii) the anticipated off hire period for the Amur River that has completed its scheduled dry-dock in July 2017 (as opposed to no off-hire days in the same quarter in 2016).

Vessel operating expenses decreased to $6.2 million, or a daily rate of $11,188, in the three-month period ended September 30, 2017, compared to $6.7 million, or a daily rate of $12,183, for the same period of 2016, which represents a decrease of $0.5 million or 8.2%. This decrease is primarily associated with crewing and technical efficiencies during the third quarter of 2017 as compared to the corresponding period of 2016.

Interest and finance costs were $11.8 million in the third quarter of 2017, compared to $8.7 million in the third quarter of 2016, which represents an increase of $3.1 million, or 35.8%. As discussed above, this increase is commensurate with the increase in the current period weighted average interest mainly as a result of the increased costs associated with the Term Loan B facility that the Partnership entered into on May 18, 2017.

The Partnership reported average daily charter hire gross of commissions(1) of approximately $65,200 per day per vessel in the three months ended September 30, 2017, compared to approximately $81,300 per day per vessel in the same period of 2016. During the three-month period ended September 30, 2017, the Partnership’s vessels operated at 97% utilization compared to 100% in the same period of 2016.

(1) Average daily hire gross of commissions represents voyage revenue without taking into consideration the non-cash time charter amortization expense and amortization of prepaid charter revenue, divided by the Available Days in the Partnership’s fleet as described in Appendix B.

Amounts relating to variations in period–to–period comparisons shown in this section are derived from the condensed financials presented below.

Liquidity/ Financing/ Cash Flow Coverage

As of September 30, 2017, the Partnership reported free cash of $70.5 million. Total indebtedness outstanding as of September 30, 2017 was $728.8 million (gross of unamortized deferred loan fees), which includes the Partnership’s $250.0 million senior unsecured notes due October 2019. As of September 30, 2017, $4.8 million of the Partnership’s outstanding indebtedness was repayable within one year.

The Partnership’s liquidity profile is further enhanced by the $30.0 million of borrowing capacity under the Partnership’s revolving credit facility with its Sponsor, which is available to the Partnership at any time until November 2018 and remains available in its entirety as of the date of this release.

On May 18, 2017, the Partnership refinanced its existing secured commercial bank facilities with a  $480.0 million institutional Senior Secured Term Loan B facility due in 2023 (the “Term Loan B”). Arctic LNG Carriers Ltd., a wholly-owned subsidiary of the Partnership, serves as borrower under the Term Loan B. The Term Loan B provides for 0.25% quarterly amortization on the principal and a bullet payment at maturity. The Term Loan B has a term of six years and is secured by, among other things, the six LNG carriers in the Partnership’s fleet.

As of September 30, 2017, the Partnership reported working capital surplus of $49.4 million (Q4 2016: $7.1 million) which is the result on the strengthening of the Partnership’s balance sheet following the Term Loan B refinancing discussed above.

During the three months ended September 30, 2017, the Partnership generated net cash from operating activities of $14.8 million compared to $27.0 million in the same period of 2016, which represents a decrease of 12.2 million, or 45.3%. This decrease was mainly attributable to the decrease in period net income due to the factors discussed above.

Vessel Employment

As of December 5, 2017, the Partnership had contracted employment (2) for 92% of its fleet estimated Available Days for 2017, 75% of its fleet estimated Available Days for 2018, and 75% of its fleet estimated Available Days for 2019.

As of the same date, the Partnership’s contracted revenue backlog estimate (3) was approximately $1.46 billion, with average remaining contract duration of 10 years.

(2) Time charter coverage for the Partnership’s fleet is calculated by dividing the fleet contracted days on the basis of the earliest estimated delivery and redelivery dates prescribed in the Partnership’s current time charter contracts net of scheduled class survey repairs by the number of expected Available days during that period.

(3) The Partnership calculates its contracted revenue backlog by multiplying the contractual daily hire rate by the expected number of days committed under the contracts (assuming earliest delivery and redelivery and excluding options to extend), assuming full utilization. The actual amount of revenues earned and the actual periods during which revenues are earned may differ from the amounts and periods shown in the table below due to, for example, dry-docking and/or special survey downtime, maintenance projects, off-hire downtime and other factors that result in lower revenues than the Partnership’s average contract backlog per day. Certain time charter contracts that the Partnership entered into with Yamal Trade Pte. are subject to the satisfaction of important conditions, which, if not satisfied, or waived by the charterer, may result in their cancellation or amendment before or after the charter term commences and in such case the Partnership may not receive the contracted revenues thereunder.

Conference Call and Webcast: December 6, 2017

As announced, the Partnership’s management team will host a conference call on Wednesday, December 6, 2017 at 10:00 a.m. Eastern Time to discuss the Partnership’s financial results.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or (+44) (0) 1452 542 301 (Standard International Dial In). Please quote "Dynagas."

A telephonic replay of the conference call will be available until Wednesday, December 13th, 2017. The United States replay number is 1 (866) 247-4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) (0) 1452 550 000 and the access code required for the replay is: 59711562#.

Audio Webcast - Slides Presentation:

There will be a live and then archived audio webcast of the conference call, via the internet through the Dynagas LNG Partners website www.dynagaspartners.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

The slide presentation on the third quarter ended September 30, 2017 financial results will be available in PDF format 10 minutes prior to the conference call and webcast, accessible on the company's website www.dynagaspartners.com on the webcast page. Participants to the webcast can download the PDF presentation.

About Dynagas LNG Partners LP

Dynagas LNG Partners LP (NYSE: DLNG) is a growth-oriented master limited partnership formed by Dynagas Holding Ltd., its Sponsor, to own and operate liquefied natural gas (“LNG”) carriers employed on multi-year charters. The current fleet of Dynagas Partners consists of six LNG carriers, with an aggregate carrying capacity of approximately 914,000 cubic meters.

Visit the Partnership’s website at www.dynagaspartners.com

Contact Information:

Dynagas LNG Partners LP

23, Rue Basse, 98000 Monaco

Attention: Michael Gregos

Tel. +37799996445

Email: management@dynagaspartners.com

Investor Relations / Financial Media:

Nicolas Bornozis

President

Capital Link, Inc.

230 Park Avenue, Suite 1536 New York, NY 10169

Tel. (212) 661-7566

E-mail: dynagas@capitallink.com

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Partnership desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “expected,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, examination by the Partnership’s management of historical operating trends, data contained in its records and other data available from third parties. Although the Partnership believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Partnership’s control, the Partnership cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Partnership’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter  rates  and  vessel  values,  changes  in  demand  for  Liquefied  Natural  Gas  (LNG)  shipping capacity, changes in the Partnership’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Partnership’s vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessel breakdowns and instances of off-hires and other factors. We derive our revenues from a limited number of charterers and as a result, the non-performance of obligations by any of our counterparties would have a material adverse effect on our business. Please see the Partnership’s filings with the Securities and Exchange Commission  for  a  more  complete  discussion  of  these  and  other  risks  and  uncertainties.  The information set forth herein speaks only as of the date hereof, and the Partnership disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

APPENDIX A

DYNAGAS LNG PARTNERS LP

Unaudited Condensed Consolidated Statements of Income

(In thousands of U.S. dollars except units and per unit data)	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
REVENUES
Voyage revenues	$33,471	$43,087	$104,538	$128,466
EXPENSES
Voyage expenses (including related party)	(717)	(757)	(2,934)	(2,221)
Vessel operating expenses	(6,176)	(6,725)	(20,337)	(19,745)
Dry-docking and special survey costs	(1,096)	—	(6,227)	—
General and administrative expenses (including related party)	(394)	(406)	(1,234)	(1,480)
Management fees -related party	(1,553)	(1,508)	(4,609)	(4,491)
Depreciation	(7,642)	(7,642)	(22,677)	(22,753)
Operating income	15,893	26,049	46,520	77,776
Interest and finance costs, net	(11,745)	(8,703)	(34,360)	(26,108)
Other, net	(165)	(68)	(446)	(289)

Net Income	$3,983	$17,278	$11,714	$51,379
Earnings per common unit (basic and diluted)	$0.06	$0.44	$0.16	$1.30
Weighted average number of units outstanding, basic and diluted:
Common units	35,490,000	20,505,000	34,227,527	20,505,000

DYNAGAS LNG PARTNERS LP

Consolidated Condensed Balance Sheets (unaudited)

(Expressed in thousands of U.S. Dollars—except for unit data)

	September 30, 2017	December 31, 2016
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$70,518	$57,595
Due from related party	507	878
Other current assets	3,709	1,722
Total current assets	74,734	60,195

FIXED ASSETS, NET:
Vessels, net	984,940	1,007,617
Total fixed assets, net	984,940	1,007,617
OTHER NON CURRENT ASSETS:
Restricted cash	—	25,000
Due from related party	1,350	1,350
Above market acquired time charters	7,094	12,514
Total assets	$1,068,118	$1,106,676

LIABILITIES AND PARTNERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred financing costs	$2,648	$31,688
Trade payables	7,141	3,058
Due to related party	277	302
Accrued liabilities	3,676	3,750
Unearned revenue	11,623	14,258
Total current liabilities	25,365	53,056
Deferred revenue	1,264	1,036
Long-term debt, net of current portion and deferred financing costs	712,081	684,748
Total non-current liabilities	713,345	685,784

PARTNERS’ EQUITY
General partner: 35,526 units issued and outstanding as at September 30, 2017 and December 31, 2016	58	97
Common unitholders: 35,490,000 units issued and outstanding as at September 30, 2017 and 20,505,000 issued and outstanding as of December 31, 2016	256,134	302,952
Series A Preferred unitholders: 3,000,000 units issued and outstanding as at September 30, 2017 and December 31, 2016	73,216	73,216
Subordinated unitholders: None issued and outstanding as of September 30, 2017 and 14,985,000 units issued and outstanding as at December 31, 2016	—	(8,429)
Total partners’ equity	329,408	367,836

Total liabilities and partners’ equity	$1,068,118	$1,106,676

DYNAGAS LNG PARTNERS LP

Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. Dollars)

	Nine Months Ended September 30,
	2017	2016
Cash flows from Operating Activities:
Net income:	$11,714	$51,379
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	22,677	22,753
Amortization and write-off of deferred financing fees	4,562	1,489
Amortization of fair value of acquired time charter	5,420	5,441
Deferred revenue amortization	228	(43)
Changes in operating assets and liabilities:
Trade receivables	(223)	(39)
Prepayments and other assets	(508)	(379)
Inventories	(1,256)	(510)
Due from/ to related parties	346	(414)
Trade payables	4,083	513
Accrued liabilities	(75)	82
Unearned revenue	(2,635)	—

Net cash provided by Operating Activities	44,333	80,272

Cash flows from Investing Activities
Vessel Acquisitions and other additions to vessels’ cost	—	(37,472)
Net cash used in Investing Activities	—	(37,472)

Cash flows from Financing Activities:
Decrease in restricted cash	25,000	—
Payment of preferred units issuance costs and other filing costs	—	(119)
Distributions declared and paid	(50,142)	(50,142)
Repayment of long-term debt	(473,700)	(24,375)
Proceeds from long-term debt	480,000	66,667
Payment of deferred finance fees	(12,568)	(36)
Net cash used in Financing Activities	(31,410)	(8,005)

Net increase in cash and cash equivalents	12,923	34,795
Cash and cash equivalents at beginning of the period	57,595	24,293
Cash and cash equivalents at end of the period	$70,518	$59,088

Supplemental information

ARCTIC LNG CARRIERS Ltd. and its operating subsidiaries

The following table sets forth summary financial information of Arctic LNG Carriers Ltd., the Partnership’s wholly owned subsidiary and borrower of the Term Loan B due 2023 and each of its vessel owning subsidiaries that is a subsidiary guarantor to the Term Loan B (collectively “Arctic LNG Carriers”) as at and for the periods presented, which are derived from the unaudited financial statements of Arctic LNG Carriers and are presented in connection with certain reporting requirements governing the Term Loan B.

September 30,
(expressed in thousands of United states dollars)	2017
Balance sheet data:
Total assets	$1,017,903
Total cash	21,162
Total debt, net of deferred loan fees	$467,057

	Three months ended September 30,	Nine Months Ended September 30,
(expressed in thousands of United states dollars)	2017	2017
Income statement and other operational data:
Net income	$2,963	$24,137
Revenues	33,471	104,538
Adjusted EBITDA	$26,819	$81,840

Arctic LNG Carriers reconciliation of net income to Adjusted EBITDA

	Three months ended September 30,	Nine Months Ended September 30,
(In thousands of U.S. dollars)	2017	2017
Net Income	$2,963	$24,137
Net interest and finance costs (1)	13,150	23,151
Depreciation	7,642	22,677
Class survey costs	1,096	6,227
Amortization of fair value of acquired time charter	1,826	5,420
Charter hire amortization	142	228
Adjusted EBITDA	$26,819	$81,840

(1) Includes interest and finance costs (inclusive of amortization of deferred financing costs), net of interest income, if any.

APPENDIX B

Fleet statistics

	Three Months Ended September 30,		Nine Months Ended September 30,
(expressed in United states dollars except for operational data)	2017	2016	2017	2016
Number of vessels at the end of period	6	6	6	6
Average number of vessels in the period (1)	6	6	6	6
Calendar Days (2)	552.0	552.0	1,638.0	1,644.0
Available Days (3)	541.7	552.0	1,588.3	1,644.0
Revenue earning days (5)	526.3	552.0	1,540.7	1,644.0
Time Charter Equivalent (4)	$60,465	$76,685	$63,970	$76,791
Fleet Utilization (5)	97%	100%	97%	100%
Vessel daily operating expenses (6)	$11,188	$12,183	$12,416	$12,010

         (1)  Represents the number of vessels that constituted the Partnership’s fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of its fleet during the period divided by the number of Calendar Days in the period.

         (2)   Calendar Days are the total days the Partnership possessed the vessels in its fleet for the relevant period.

         (3)  Available Days are the total number of Calendar Days the Partnership’s vessels were in its possession during a period, less the total number of scheduled off-hire days during the period associated with major repairs, or dry-dockings.

         (4)  Time charter equivalent rate, or TCE rate, is a measure of the average daily revenue performance of a vessel. For time charters, this is calculated by dividing total voyage revenues, less any voyage expenses, by the number of Available Days during that period. Under a time charter, the charterer pays substantially all vessel voyage related expenses. However, the Partnership may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time charter, during periods of commercial waiting time or while off-hire during dry-docking or due to other unforeseen circumstances. The TCE rate is not a measure of financial performance under U.S. GAAP (non-GAAP measure), and should not be considered as an alternative to voyage revenues, the most directly comparable GAAP measure, or any other measure of financial performance presented in accordance with U.S. GAAP. However, TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a company’s performance and assists the Partnership’s management in making decisions regarding the deployment and use of the Partnership’s vessels and evaluating their financial performance. The Partnership’s calculation of TCE rates may not be comparable to that reported by other companies. The following table reflects the calculation of the Partnership’s TCE rates for the three and nine months ended September 30, 2017 and 2016 (amounts in thousands of U.S. dollars, except for TCE rates, which are expressed in U.S. dollars, and Available Days):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
(In thousands of U.S. dollars, except for Available Days and TCE rate)
Voyage revenues	$33,471	$43,087	$104,538	$128,466
Voyage Expenses (7)	(717)	(757)	(2,934)	(2,221)
Time Charter equivalent revenues	$32,754	$42,330	$101,604	$126,245
Available Days (3)	541.7	552.0	1,588.3	1,644.0
Time charter equivalent (TCE) rate	$60,465	$76,685	$63,970	$76,791

         (5)  The Partnership calculates fleet utilization by dividing the number of its Revenue earning days, which are the total number of Available Days of the Partnership’s vessels net of unscheduled off-hire days during a period, by the number of Available Days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as unscheduled repairs but excluding scheduled off-hires for vessel upgrades, dry-dockings or special or intermediate surveys.

         (6)  Daily vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, spares and repairs and flag taxes, are calculated by dividing vessel operating expenses by fleet Calendar Days for the relevant time period.

         (7)  Voyage expenses include commissions of 1.25% paid to Dynagas Ltd., the Partnership’s Manager, and third party ship brokers, when defined in the charter parties, bunkers, port expenses and other minor voyage expenses.

Reconciliation of U.S. GAAP Financial Information to Non-GAAP Financial Information

Reconciliation of Net Income to Adjusted EBITDA

	Three Months Ended September 30,		Nine Months Ended September 30,
(In thousands of U.S. dollars)	2017	2016	2017	2016
Reconciliation to Net income
Net income	$3,983	$17,278	$11,714	$51,379
Net interest and finance costs (1)	11,745	8,703	34,360	26,108
Depreciation	7,642	7,642	22,677	22,753
Class survey costs	1,096	—	6,227	—
Amortization of fair value of acquired time charter	1,826	1,827	5,420	5,441
Charter hire amortization	142	(14)	228	(43)
Adjusted EBITDA	$26,434	$35,436	$80,626	$105,638

(1)Includes interest and finance costs (inclusive of amortization of deferred financing costs), net of interest income, if any.

The Partnership defines Adjusted EBITDA as earnings before interest and finance costs, net of interest income (if any), gains/losses on derivative financial instruments (if any), taxes (when incurred), depreciation and amortization (when incurred), class survey costs and significant non-recurring items (if any). Adjusted EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as investors, to assess the Partnership’s operating performance.

The Partnership believes that Adjusted EBITDA assists its management and investors by providing useful information that increases the comparability of the Partnership’s performance operating from period to period and against the operating performance of other companies in its industry that provide Adjusted EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, depreciation and amortization and taxes, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. The Partnership believes that including Adjusted EBITDA as a measure of operating performance benefits investors in (a) selecting between investing in the Partnership and other investment alternatives and (b) monitoring the Partnership’s ongoing financial and operational strength in assessing whether to continue to hold common units.

Adjusted EBITDA is not a measure of financial performance under U.S. GAAP, does not represent and should not be considered as an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance presented in accordance with U.S. GAAP. Adjusted EBITDA excludes some, but not all, items that affect net income and these measures may vary among other companies. Therefore, Adjusted EBITDA, as presented above, may not be comparable to similarly titled measures of other companies.

Reconciliation of Net Income to Adjusted Net Income available to common unitholders and Adjusted Earnings per common unit

	Three Months Ended September 30,		Nine Months Ended September 30,
(In thousands of U.S. dollars except for units and per unit data)	2017	2016	2017	2016
Net Income	$3,983	$17,278	$11,714	$51,379
Non-cash expense from accelerated amortization of deferred loan fees	—	—	2,583	—
Charter hire amortization	142	(14)	228	(43)
Amortization of fair value of acquired time charter	1,826	1,827	5,420	5,441
Class survey costs	1,096	—	6,227	—
Adjusted Net Income	$7,047	$19,091	$26,172	$56,777
Less: Adjusted Net Income attributable to subordinated, preferred unitholders and general partner	(1,710)	(9,056)	(6,558)	(26,958)
Common unitholders’ interest in Adjusted Net Income	$5,337	$10,035	$19,614	$29,819
Weighted average number of common units outstanding, basic and diluted:	35,490,000	20,505,000	34,227,527	20,505,000
Adjusted Earnings per common unit, basic and diluted	$0.15	$0.49	$0.57	$1.45

Adjusted Net Income represents net income before non-recurring expenses (such as class survey costs and accelerated amortization of deferred loan fees), charter hire amortization related to time charters with escalating time charter rates and amortization of fair value of acquired time charters, all of which are significant non-cash items. Adjusted Net Income available to common unitholders represents the common unitholders interest in Adjusted Net Income for each period presented. Adjusted Earnings per common unit represents Adjusted Net Income attributable to common unitholders divided by the weighted average common units outstanding during each period presented.

Adjusted Net Income, Adjusted Net Income per common unit and Adjusted Earnings per common unit, basic and diluted, are not recognized measures under U.S. GAAP and should not be regarded as substitutes for net income and earnings per unit, basic and diluted. The Partnership’s definition of Adjusted Net Income, Adjusted Net Income per common unit and Adjusted Earnings per common unit, basic and diluted, may not be the same at that reported by other companies in the shipping industry or other industries. The Partnership believes that the presentation of Adjusted Net Income and Adjusted Earnings per unit available to common unitholders are useful to investors because they facilitate the comparability and the evaluation of companies in the Partnership’s industry. In addition, the Partnership believes that Adjusted Net Income is useful in evaluating its operating performance compared to that of other companies in the Partnership’s industry because the calculation of Adjusted Net Income generally eliminates the accounting effects of items which may vary for different companies for reasons unrelated to overall operating performance. The Partnership’s presentation of Adjusted Net Income available to common unitholders and Adjusted Earnings per common unit should not be construed as an inference that its future results will be unaffected by unusual or non-recurring items.

Distributable Cash Flow Reconciliation

	Three Months Ended September 30,		Nine Months Ended September 30,
(In thousands of U.S. dollars)	2017	2016	2017	2016
Net Income	$3,983	$17,278	$11,714	$51,379
Depreciation	7,642	7,642	22,677	22,753
Amortization and write-off of deferred finance fees	839	499	4,562	1,489
Net interest and finance costs, excluding amortization(1)	10,906	8,204	29,798	24,619
Class survey costs	1,096	—	6,227	—
Amortization of fair value of acquired time charter	1,826	1,827	5,420	5,441
Charter hire amortization	142	(14)	228	(43)
Adjusted EBITDA	$26,434	$35,436	$80,626	$105,638
Net interest and finance costs, excluding amortization(1)	(10,906)	(8,204)	(29,798)	(24,619)
Maintenance capital expenditure reserves	(1,038)	(1,038)	(3,115)	(3,115)
Replacement capital expenditure reserves	(3,195)	(3,195)	(9,584)	(9,584)
Distributable Cash Flow	$11,295	$22,999	$38,129	$68,320

(1) Interest and finance costs, net of interest income, if any.

Distributable Cash Flow with respect to any period presented means Adjusted EBITDA after considering period interest and finance costs and estimated maintenance and replacement capital expenditures. Estimated maintenance and replacement capital expenditures, including estimated expenditures for drydocking, represent capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by the Partnership’s capital assets. Distributable Cash Flow is a quantitative standard used by investors in publicly-traded partnerships to assist in evaluating a partnership’s ability to make quarterly cash distributions. The Partnership’s calculation of the Distributable Cash Flow may not be comparable to that reported by other companies. Distributable Cash Flow is a non-GAAP financial measure and should not be considered as an alternative to net income or any other indicator of the Partnership’s performance calculated in accordance with GAAP.

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